AEXLAB INC.



ANNUAL REPORT

44 W Flagler St., Suite 600

Miami, FL 33130

0

https://aexlab.com

This Annual Report is dated November 1, 2024.

BUSINESS

AEXLAB Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality ("VR") studio developing VR and augmented reality ("AR") technologies, including VR games and social experiences.

At AEXLAB, our mission is to apply our technologies to further virtual reality as a first-class social experience.

Our Principal Product - VAIL VR
AEXLAB is in development stage and our primary focus at the time of this Form C-AR is furthering development and commercialization of our flagship product, "VAIL VR", which is an online, multiplayer, VR tactical shooter and social experience set in a dismal near-future world. VAIL VR is fully functional but still under development in the 'alpha phase' as we continue to build out levels and certain other features and functionality for the game. See "Current Stage and Roadmap" for more information.
Business Model
In the long term, AEXLAB will generate revenue through game sales, in-game purchases, IP licensing, and media sales. In the near term, VAIL VR will be available on Steam upon its release for purchase and download to any PC or VR compatible headset.

Previous Offerings

Reg CF Offering 1 : Feb 2021
Securities: Class A Common Stock
Total Raised: $1,069,890.66
Valuation: $12,000,000

Reg CF Offering 2 : July 2021
Securities: Class A Common Stock
Total Raised: $1,352,939.60
Valuation: $51,008,980

Private Offering Reg 506b: Oct 2021
Securities: Class A Common Stock
Total Raised: $4,749,999
Valuation: $63,556,360

Private Offering Reg 506b: March 2022
Securities: Convertible Promissory Notes
Total Raised: $7,375,000
Valuation Cap: $100,000,000

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

The Company is considered to be in the developmental stage and has not yet generated sufficient revenues to meet its targets or to be profitable. The Company has operational capital on hand but it will run out of money if revenues do not increase

We believe we could operate for 12 months without increased revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of commercializing our principal product, VAIL VR.

If the Company runs out of capital, the Company believes it could continue to operate VAIL VR in a limited capacity - but believes that the more capital it can put into further development of the game, the more successful VAIL will be through increases to its player base and market share.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

Among other personnel, the Company currently pays its two executive officers, respectively, an annual salary of $162,500, and the Company expects payroll and service provider costs to significantly increase during the next twelve months.

Future operational challenges:

The successful launch of our game, VAIL VR on the meta quest store is the immediate challenge we face as a Company. In order for our game to be successful, we need to create a polished final product that is effectively marketed so that our game stands out from the competition.

We have a complete customer acquisition / go-to-market strategy, which includes, but is not limited to, the following:

- Esports and Teams Outreach (Build a rapport and continue to grow roots within the community of leagues, team owners and professional players)

- Live streams of competitive VAIL VR gameplay during Alpha and Beta Development Phases

- Limited alpha / beta releases (Email signups -> streamers -> staggered distribution of keys via Twitch drops)

- Special limited edition in-game items for testers

- Opt-in beta model for the rollout of ranked play within the game

- Ranked seasons with exclusive rewards and resets to increase user engagement

- Esports tournaments to help foster a community of gamers and grow the game's recognition.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will be our biggest expense in the near future as we finalize the development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to create a successful launch of our first game, VAIL VR.

Future milestones and events:

The next biggest milestone for the Company is launching VAIL VR 1.0.

The launch of VAIL VR will be the start of the Company's opportunity to start generating revenues, which we believe will lead to more revenue-generating opportunities and allow us to start generating profits.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "The Company and Its Business - Current Stage and Roadmap".

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $3,574,847.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

$8,748,679

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and CEO

Dates of Service: January, 2021 - Present

Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc. Jonathan currently receives a salary of $162,500 for his role with the Company.

Other business experience in the past three years:

Employer: Royal Palm Companies

Title: Development Associate

Dates of Service: August, 2019 - January, 2021

Responsibilities: Provided support to Principal of firm in managing real estate development through all steps.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and CTO

Dates of Service: January, 2021 - Present

Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure. Albert currently receives a salary of $162,500 for his role with the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of 12/31/2023

Title of class: Class B Common Stock
Stockholder Name: Jonathan Ovadia
Amount and nature of Beneficial ownership: 614,130
Percent of class: 24.904%

Title of class: Class B Common Stock
Stockholder Name: Albert Ovadia
Amount and nature of Beneficial ownership: 614,131
Percent of class: 24.904%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class B Common Stock, Preferred Stock, Class A Common Stock , and Equity Incentive

Plan.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,594,928 outstanding.

Voting Rights

Voting rights: One vote per share

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 871,106 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock .

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Equity Incentive Plan

The amount of securities outstanding is 456,254.

Material Rights

The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 41,246 shares of Class A Common Stock of the Company to be issued as equity compensation.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We have substantially developed, but have not yet launched, VAIL VR, our first VR game. While we believe the game is substantially complete and functionally ready for launch, we are continuing development to refine and add-to the game. Delays or cost overruns in the development of VAIL VR and the failure of the game to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles. Such events could delay our plan of operations, or force us to release VAIL VR without our desired improvements, which ultimately could adversely affect our operating performance and results of operations, once the game is launched. Minority Holder; Securities with No Voting Rights The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are competing against other recreational activities Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a technology-based business, we may be vulnerable to hackers who may access our data. In the video game industry, a common occurrence is "ransomware" attacks, where a hacker steals all of our data, technology development, and code, and demands payment in order to restore the stolen data. Such an occurrence could be very expensive to remedy, and could significantly impair our operating results. Further, any significant disruption in service on the intended distributors for our game (such as STEAM) or its computer systems could reduce the could harm our reputation and materially negatively impact our financial condition and business. We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company was organized under the laws of the State of Delaware on January 15, 2021 and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and most importantly, the successful launch of the VR game, "VAIL VR" we have substantially developed. We anticipate that our operating expenses will increase in the near future, and we cannot assure you that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as new company. We anticipate initially sustaining operating losses We anticipate that we will initially sustain operating losses. Our ability to generate revenue and become profitable depends on the Company fully developing and launching its first game, VAIL VR, which will then allow the Company to generate revenues on this game. We cannot assure you that we will be successful fully developing the game, or that, once fully-developed, it will generate any revenues. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business. We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the operations of the Company, which could negatively impact your investment in the Company. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. Our Company does not currently hold any patents, trademarks, or copyrights on its products, services or technology. As of the date of this Offering Memorandum, the Company has not applied for any patents, trademarks, copyrights, or other intellectual property rights with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors. If we cannot keep pace with rapid technological developments, our business could suffer. The industry we operate in is subject to rapid change. The occurrence of rapid, significant, and disruptive technological changes may result in new and innovative games or technology which could place us at a competitive disadvantage and reduce the use and demand of our products. If we are unable to adapt to such changing circumstances, demand for our games could decline, causing our results of operations to suffer. The shares of Class A Common Stock being sold in this Offering are non-voting. Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees. The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended. Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties. Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies. We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business. The Company's success is dependent on one primary product, which it has not yet released. The Company's primary product is VAIL VR, a virtual-reality video game. Although the Company may develop other products, games, or revenue generating business activities in the future, the Company's survival in the near term depends upon being able to monetize VAIL VR and obtain a sufficient user base to make a profit. If we fail to successfully launch and make sufficient sales of VAIL VR (which is currently functional enough to be launched), the Company will likely fail, and you may lose your entire investment. Further, the video game industry is intensely competitive, and is dominated by several large corporations with significantly greater resources than the Company. In order to continue to survive in this industry, the Company will need to continue to innovate - either by improving VAIL VR, or creating new games, products, or technology that will lead to revenues for the Company. Creating new products and technology is risky and difficult, and there is no guarantee the Company will be able to do so successfully. The failure of the Company to continue to innovate could harm the value of your investment. The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets. Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 1, 2024.

AEXLAB INC.

By   /s/ *Jonathan Ovadia*

        Name: <u>AEXLAB INC.</u>

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AEXLAB, INC.

FINANCIAL STATEMENTS

For The Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

Page

SAMLUT & COMPANY
A PROFESSIONAL ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS
MEZZANINE - SUITE 200
550 BILTMORE WAY
CORAL GABLES, FLORIDA 33134

MAILING ADDRESS
POST OFFICE BOX 557243
MIAMI, FLORIDA 33255-7243

TELEPHONE (305) 461-9518
TELECOPIER (305) 461-9916
EMAIL: info@samlut.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Of Aexlab, Inc.

We have audited the accompanying financial statements of Aexlab, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aexlab, Inc. as of December 31, 2023, and December 31, 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not

detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and such additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Coral Gables, Florida
July 31, 2024

AEXLAB, INC.
BALANCE SHEET
December 31,

ASSETS

	2023	2022
Current Assets:		
Cash and cash equivalents	$ 1,708,830	$ 3,574,847
Fixed income securities	1,456,061	-
Accounts receivable	276,087	42,699
Other receivables	17,233	331,891
Prepaid expenses	42,952	12,739
Total Current Assets	3,501,163	3,962,176
Property and equipment, net of		
accumulated depreciation of $149,001 and $111,482	317,449	629,372
Digital assets	81,583	139,394
Deferred tax asset	3,281,872	2,054,543
Right of use asset	126,961	191,211
Software development cost, net	3,199,775	3,194,963
Security deposit	30,425	63,438
Total Assets	$ 10,539,228	$ 10,235,097

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
Current Liabilities:		
Accounts payable and accrued expenses	$ 212,878	$ 476,607
Accrued interest payable	340,460	120,333
Operating lease liability, current portion	133,440	125,189
Total Current Liabilities	686,778	722,129
Long-term Liabilities:		
Development advance liability	686,901	-
Operating lease liability, less current portion	-	75,813
Long-term debt	7,375,000	4,175,000
Total Long-term Liabilities	8,061,901	4,250,813
Total Liabilities	8,748,679	4,972,942

AEXLAB, INC.
BALANCE SHEET (CONT.)
December 31,

	2023	2022
Stockholders' Equity:		
Class A common stock, $0.00001 par value, 5,000,000 shares authorized and 871,106 and 463,535 outstanding for 2023 and 2022, respectively	9	5
Class B, common stock $0.00001 par value, 2,000,000 shares authorized and 1,594,926 and 2,000,000 outstanding for 2023 and 2022, respectively	16	20
Paid-in capital	11,715,011	11,511,348
Retained earnings (deficit)	(9,924,487)	(6,249,218)
Total Stockholders' Equity	1,790,549	5,262,155
Total Liabilities and Stockholders' Equity	$ 10,539,228	$ 10,235,097

See accompanying notes

AEXLAB, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
For the Years Ended December 31,

	2023	2022
Revenues	$ 234,201	$ 185,017
Operating Expenses:		
Sales and marketing	73,884	1,291,927
Technology and development	341,660	287,872
General and administrative	4,284,703	3,046,856
Total Operating Expenses	4,700,247	4,626,655
Income (loss) from Operations	(4,466,046)	(4,441,638)
Other Income (Expense):		
Gain (loss) on sale of digital asset	-	(167,612)
Gain (loss) on disposal of assets	(188,871)	-
Impairement loss on digital assets	(60,455)	(268,657)
Interest expense, net	(195,080)	(120,712)
Other income, net	7,854	110,855
Settlement dispute, net	-	477,645
Total Other Income (Expenses)	(436,552)	31,519
Net Income (Loss) Before Taxes	(4,902,598)	(4,410,119)
Deferred income tax expense (benefit)	(1,227,329)	(1,078,890)
Net Income (Loss)	(3,675,269)	(3,331,229)
Retained Earnings (Deficit) - Beginning of Year	(6,249,218)	(2,917,989)
Retained Earnings (Deficit) - End of Year	$ (9,924,487)	$ (6,249,218)

AEXLAB, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31,

	2023	2022
Cash Flows from Operating Activities:		
Net income (loss)	$ (3,675,269)	$ (3,331,229)
Adjustment to reconcile net income to net cash		
provided (used) by operating activities:		
Deferred tax asset	(1,227,329)	(1,078,890)
Depreciation	1,827,033	310,511
Loss on disposal of assets	188,870	-
Gain on sale of digital assets assets	-	167,612
Impairement loss	60,455	268,657
Stock-based compensation	203,663	538,804
Amortization of right of use asset	64,250	111,686
Changes in assets and liabilities:		
(Increase)/decrease in accounts receivable	(233,388)	(42,699)
(Increase)/decrease in other receivable	314,658	(331,891)
(Increase)/decrease in prepaid expenses	(30,213)	(9,351)
(Increase)/decrease in software development	(1,708,792)	(2,131,312)
(Increase)/decrease in other assets	30,369	145,402
Increase/(decrease) in accounts payable		
and accrued expenses	(43,602)	546,005
Increase/(decrease) in lease liability	(67,562)	(119,210)
Net Cash Provided (Used) by Operating Activities	(4,296,857)	(4,955,905)
Cash Flows from Investing Activities:		
Acquisition of property and equipment	-	(742,432)
Acquisition of fixed income securities	(1,756,061)	-
Sale of fixed income securities	300,000	-
Net Cash Provided (Used) by Investing Activities	(1,456,061)	(742,432)
Cash Flows from Financing Activities:		
Proceeds from notes payable	3,200,000	4,175,000
Proceeds from development advance	700,000	-
Repayment on development advance	(13,099)	-
Restricted cash	-	74,325
Net Cash Provided (Used) by Financing Activities	3,886,901	4,249,325
Net Increase (Decrease) in Cash and Cash Equivalents	(1,866,017)	(1,449,012)

See accompanying notes

AEXLAB, INC.
STATEMENT OF CASH FLOWS (CONT.)
For the Years Ended December 31,

	2023	2022
Cash and Cash Equivalents, at Beginning of Period	3,574,847	5,023,859
Cash and Cash Equivalents, at End of Period	$ 1,710,853	$ 3,576,869
Supplemental Cash Flow Disclosure:		
Interest paid for the period ended December 31,	$ -	$ 379
Cash paid for amounts included in the measurement of lease liability	$ 226,255	$ 127,858
Right of use assets obtained in exchange for amended lease liability	$ 122,718	$ -
Reduction to right of use assets resulting from reductions to lease obligations	$ 186,968	$ 111,686
Weighted average remaining lease term:	7 mths	19 mths
Weighted average discount rate	1.85%	1.85%

See accompanying notes

AEXLAB, INC.
STATEMENT OF CHANGES OF EQUITY
For the Years Ended December 31,

2023

	Class A Common Stock		Class B Common Stock		Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount			
Beginning Outsanding Class A	466,034	$ 5	-	$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Conversion	-		-		-		-
Beginning APIC					6,904,710		6,904,710
Stock option compensation	-	-	-	-	228,827	-	228,827
Stock option service					4,377,811		4,377,811
Net income (loss)	-	-	-	-	-	(6,249,218)	(6,249,218)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$ 11,511,348	$ (6,249,218)	$ 5,262,155
Conversion Class A	405,072	4	-	-	-	-	$ 4
Conversion Class B	-	-	(405,072)	(4)	-	-	$ (4)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	152,118	-	152,118
Stock option service	-	-	-	-	51,545	-	51,545
Net income (loss)	-	-	-	-	-	(3,675,269)	(3,675,269)
December 31, 2023	871,106	$ 9	1,594,928	$ 16	$ 11,715,011	$ (9,924,487)	$ 1,790,549

2022

	Class A Common Stock		Class B Common Stock		Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount			
Beginning Outsanding Class A	466,034	$ 5		$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Beginning APIC	-	-			6,904,710		6,904,710
Stock option compensation	-	-	-	-	49,393	-	49,393
Stock option service					4,018,441		4,018,441
Net income (loss)	-	-	-	-	-	(2,917,989)	(2,917,989)
December 31, 2021	466,034	$ 5	2,000,000	$ 20	$ 10,972,544	$ (2,917,989)	$ 8,054,580
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	179,434	-	179,434
Stock option service	-	-	-	-	359,370	-	359,370
Net income (loss)	-	-	-	-	-	(3,331,229)	(3,331,229)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$ 11,511,348	$ (6,249,218)	$ 5,262,155

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. Company and Summary of Significant Accounting Policies:

Nature of Organization and Operations

Aexlab, Inc., (which may be referred to as "Aexlab" or the "Company") was formed on January 15, 2021, in the State of Delaware. The Company is headquartered in Miami, Florida. The Company is a developer in virtual reality and metaverse technology, providing users with quality, immersive, interactive, and social gaming experiences.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company's financial statements and notes thereto.

Significant estimates and assumptions include the recognition, measurement, and valuation of current and deferred income taxes; the fair value of stock-based awards issued; the useful lives of intangible assets; and the impairment of long-lived assets.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's financial statements will be affected. The Company bases its estimates on various assumptions that are believed to be reasonable, which form the basis for making judgments about the carrying values of assets and liabilities.

Fair Value Measurements

The Company assesses fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.):</u>

<u>Fair Value Measurements (cont.)</u>

• Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3: Inputs generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less, and cash held in accounts at crypto trading venues. Crypto asset and fiat wallet service trading venues include other crypto asset trading platforms that hold money transmitter licenses and where the Company has funds in its accounts with those trading platforms.

<u>Allowance for Doubtful</u>

In accordance with ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), management determines an allowance that reflects its best estimate of the accounts receivable due from customers, and others that it expects will not be collected. Management considers many factors in its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, income trends, and current and forward-looking conditions. The Company estimates expected credit losses using an aging schedule methodology. Under this method, receivables are grouped based on shared risk characteristics and aging categories. Historical loss rates are applied to each aging category, which are adjusted for current conditions and reasonable and supportable forecasts.

The Company writes off accounts receivable when they are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction of credit loss expense in the period received. During the years that ended December 31, 2023, and 2022, the Company did not incur any direct write-off accounts receivable, and there were no recoveries of previously written-off accounts. The Company has elected not to establish an allowance for doubtful accounts balance at December 31, 2023, and 2022.

<u>Concentration of Credit Risk</u>

The Company's cash, cash equivalents, and restricted cash are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality.   The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company also holds cash at crypto trading venues and performs a regular assessment of these crypto trading

Concentration of Credit Risk (cont.)

venues as part of its risk management process.

Crypto Assets Held

The crypto assets held by the Company are accounted for as intangible assets with indefinite useful lives and are initially measured at cost. Crypto assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured. Impairment expense is reflected in Other operating expense, in the statement of income. The Company assigns costs to transactions on a first-in, first-out basis.

The Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if the Company is able to support the trading, custody, or withdrawal of these assets. The Company records the crypto assets received through airdrops or forks at their market value at the time of the airdrop or fork.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate of 1.85%.

The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these agreements as a single lease component.

Prepaid Expenses

Prepaid expenses represent prepaid insurance and other operating expenses.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.)</u>:

<u>Property and Equipment (cont.)</u>

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged as expenses are incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Depreciation is computed for financial statement purposes using the straight-line method over the assets' estimated useful lives. The estimated useful lives of depreciable assets are:

	Years
Furniture and fixtures	7
Computer equipment	5

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

<u>Software Development Cost</u>

In accordance with ASC 985-20-25, Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established. Software Development Costs include direct costs incurred for internally developed products and payments made to independent software developers. Software development costs are capitalized once the technological feasibility of a product is established, and such costs are determined to be recoverable. The technological feasibility of a product requires both technical design documentation and design documentation or the completed and tested product design and a working model. Commencing November 17, 2022, the date the product was released for the general public to purchase, capitalized software development costs began to be amortized over a period of two years.

The VAIL VR game software application entered a new development phase on February 1, 2023, focusing on migrating from the base of Unreal Engine 4 to Unreal Engine 5, transitioning from the OpenVR to OpenXR standard, and to build cross-platform support to support additional platforms including the Meta Quest platform.

All associated cost will be capitalized until the product is released for public use. Refer to Note 11.

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS (CONT.)
December 31, 2023

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.)</u>:

<u>Impairment of Long-Lived Assets</u>

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset in conjunction with other assets at the lowest level of separately identifiable cash flows. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to dispose of and are no longer depreciated. On December 31, 2023 and 2022, an impairment loss of $60,455 and $268,657 was recorded on the impairment of crypto assets.

<u>Comprehensive Income</u>

The Company has no comprehensive income other than the revenue and expense items included in the income and retained earnings statement. As a result, comprehensive income equals net income for the years ended December 31, 2023, and 2022.

<u>Revenue Recognition</u>

Following the adoption of ASC 606, Revenue from Contracts with Customers, the Company's contracts with customers are recognized as one performance obligation that is satisfied at the point of sale. Revenue is recognized when the Company satisfies the performance obligation by transferring a promised good or service to a customer.

<u>Technology and Development</u>

Technology and development expenses include personnel-related expenses incurred in operating, maintaining, and enhancing the Company's platform. These costs also include website, infrastructure expenses, costs incurred in developing new products and services. At December 31, 2023, and 2022 technology and development expense was $341,660 and $287,872, respectively.

<u>Sales and Marketing</u>

Sales and marketing expenses primarily include customer acquisition, advertising and marketing programs, and personnel-related expenses. Sales and marketing costs are expensed as incurred. On December 31, 2023, and 2022, sales and marketing expense were $73,884 and $1,291,927, respectively.

<u>General and Administrative</u>

General and administrative expenses include personnel-related expenses incurred to support the Company's business, including legal, finance, compliance, human resources, customer support,

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.):</u>

<u>*General and Administrative (cont.)*</u>

executive, and other support operations. These costs include software subscriptions for support services, facilities, and other general overhead. General and administrative costs are expensed as incurred.

<u>*Stock-Based Compensation*</u>

The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all equity awards granted under its equity incentive plans to employees, directors and non-employees of the Company including restricted stock, and restricted stock units ("RSUs"). The fair value of restricted stock and RSUs is estimated based on the fair value of the common stock on the grant date.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company's underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying stock is the fair value of the Company's common stock on the date of grant. The expected stock price volatility assumption for the Company's stock is determined by using a weighted average of the historical stock price volatility of comparable companies from a representative peer group, as sufficient trading history for the Company's common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the option's expected life is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. Stock-based compensation expense is recorded on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

<u>*Income Taxes*</u>

The Company provides for income tax expenses or benefits, taking into consideration the effect of transactions reported, plus deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using the tax rates and laws that are expected to prevail when the temporary differences reverse and are subject to taxation.

The Company files tax returns in the U.S. federal jurisdiction. The Company is subject to income tax examinations for the years 2020 and 2023.

Note 2. <u>Property and Equipment</u>:

Property and equipment consisted of the following on December 31, 2023, and 2022:

	2023	2022
Equipment	$ 371,835	$ 641,511
Furniture and Fixtures	94,615	99,343
	466,450	740,854
Less Accumulated Depreciaiton	(149,001)	(111,482)
	$ 317,449	$ 629,372

Depreciation expense for the years ended December 31, 2023, and 2022 were $123,053 and $97,513, respectively.

Note 3. <u>Software Development</u>:

Capitalized software development consisted of the following at December 31, 2023

	2023	2022
Cost	$ 5,116,753	$ 3,407,961
Less Accumulated Amortization	(1,916,978)	(212,998)
	$ 3,199,775	$ 3,194,963

Amortized expense for the years ended December 31, 2023 and 2022 were $1,703,980 and $212,998, respectively.

Note 4: <u>Development Advance Liability</u>:

On April 3, 2023, the Company signed a Distribution Agreement with Meta Platforms Technologies, LLC (f/k/a Facebook Technologies, LLC or Oculus VR, LLC). Under this agreement, Meta committed to providing the Company with a grant of $950,000 to support software development and interactive entertainment software products. These funds were to be disbursed in various installments contingent upon completing specific milestone deliverables. As of December 31, 2023, the Company had received payments totaling $700,000.

According to the agreement, once the software is deployed on the Facebook/Meta platform, Meta will retain fifty percent (50%) of the Company's revenue generated on their platform until the full $950,000 grant has been recouped. As of December 31, 2023, Meta has recouped $13,099 of the development advance. The outstanding development advance liability on December 31, 2023 was $686,901.

Note 5. <u>Convertible Debt</u>:

In 2023, the Company issued an additional six (6) unsecured 4% per annum convertible notes with a face value totaling $3,200,000, with a maturity date 24 months following the date of issuance. (Refer to Note 11, Subsequent Events). The notes were issued pursuant to the terms of a Convertible Note Purchase Agreement, dated March 17, 2022, entered into by the Company and the Investor. The principal balance and unpaid accrued interest on the notes will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest under each converting notes on the date of conversion by the applicable Conversion Price.

As of December 31, 2023 and 2022, all outstanding convertible note agreements totaled $7,375,000 and $4,175,000, respectively, plus accrued interest of $340,460 and $120,333, respectively.

Note 6. <u>Income Taxes</u>:

Deferred Income Tax (Benefit) Expenses for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022
Income Tax Expense - Federal	$ -	$ -
Income Tax Expense - State	-	-
Total Income Tax Expense	$ -	$ -
Deferred Income Tax Benefit - Federal	$ 960,992	$ 844,765
Deferred Income Tax Benefit - State	266,337	234,125
Total Deferred Income Tax Benefit	$ 1,227,329	$ 1,078,890

As of the reporting date, management considers new positive and negative evidence that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset management believes that is more likely than not that the total amount of the benefits will be realized. Accordingly, no valuation allowance was recognized for the years ended December 31, 2023 and 2022.

Note 7. <u>Stock Conversion</u>

During 2023, a total of 405,074 shares of Class B common stock were converted to Class A common stock as a result of sales by founders. The conversions occurred on two dates:

1. June 22, 2023: 5,072 shares
2. August 1, 2023: 400,002 shares

Note 7. <u>Stock Conversion (cont.)</u>

All conversions were on a one-to-one basis. The conversion did not impact the Company's outstanding shares or stockholders' equity. Class A shares have one vote per share, while Class B shares have 10 votes per share. The conversions were executed in accordance with the Company's amended certificate of incorporation dated May 8, 2023, which stipulates automatic conversion of Class B shares to Class A shares upon transfer, except for certain permitted transfers.

Note 8: <u>Warrants</u>

In November 2021, the Company issued 70 warrants in connection with a private offering. Each warrant gives the holder the right to purchase one share of the Company's Class A Common Stock at an exercise price of $0.01 per share. The warrants were issued as part of a price protection mechanism related to the investors' original stock purchases.

Key terms of the warrants include:

1. Exercise Period: The warrants are exercisable starting from the date the Company's Board authorizes the subsequent equity financing and ending 15 days before the closing of such equity financing.

2. Anti-Dilution Protection: The number of shares issuable upon exercise of the warrants is subject to adjustment to prevent dilution in the event of certain equity issuances by the Company below a predetermined price threshold, subject to specified exceptions. This anti-dilution provision is designed to protect warrant holders from potential dilution resulting from future equity transactions by the Company.

3. Exercise: The warrants may be exercised for cash or cashless.

4. Expiration: The warrants will expire immediately before certain events, including the Company's subsequent significant equity financing or an initial public offering.

The low exercise price of $0.01 per share reflects the warrants' function as a price protection mechanism, allowing investors to maintain their ownership percentage at a minimal cost if subsequent financing occurs at a lower valuation.

As of December 31, 2023, none of the warrants have been exercised, and all 70 remain outstanding.

Note 9. <u>Stock-Base Compensation:</u>

Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees and non-employees.

Options under the Plan may be granted for contractual periods of up to ten years and at prices determined by the Company, provided, however, that the exercise price of an ISO and NSO shall not

Note 9. Stock-Base Compensation (cont.):

be less than 100% of the estimated fair value of the underlying shares on the date of the grant (110% if granted to a stockholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company).

Stock Options

Activity of options outstanding are as follows:

		2023					
Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	293,254	$ 14.00	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Unvested outstanding	230,669	$ 17.00	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Vested outstanding	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 3,480,991
Granted During Period	129,500	$ 1.65	$ 213,768	$ 1.83	$ 236,985	$ 0.06	$ 7,770
Exercised During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Cancelled During Period	(26,500)	$ 21.40	$ (567,205)	$ 1.61	$ (915,020)	$ 0.28	$ (7,335)
Repurchased During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Ending Outstanding	396,254	$ 11.54	$ 4,572,346	$ 6.65	$ 2,634,848	$ -	$ -
Ending Vested	262,230	$ 15.85	$ 4,157,073	$ 6.40	$ 1,678,353	$ -	$ -
Ending Unvested	134,024	$ 3.10	$ 415,273	$ 7.14	$ 956,495	$ -	$ -

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	9	1
Unvested outstanding	6	9	3
Vested outstanding	5	9	0
Granted During Period	-	10	1
Exercised During Period	-	-	-
Cancelled During Period	5	8	0
Repurchased During Period	-	-	-
Ending Outstanding	-	8	1
Ending Vested	-	7	1
Ending Unvested	-	8	2

Note 9. Stock-Base Compensation (cont.):

Stock Options (cont.)

2022							
Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	345,254	$ 14.18	$ 4,896,265	$ 6.59	$ 2,276,413	$ 16.41	$ 5,664,429
Unvested outstanding	168,168	8.01	1,346,259	10	1,684,425	$ 12.98	2,183,439
Vested outstanding	177,086	20.05	3,550,006	3	591,987	$ 19.66	3,480,991
Granted During Period	37,000	0.05	1,850	23	851,000	$ -	-
Exercised During Period	-	-	-	-			
Cancelled During Period	(89,000)	7.72	(687,080)	8	(687,080)	$ 15.28	(1,359,920)
Repurchased During Period	-	-	-	-			
Ending Outstanding	293,254	$ 14	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Ending Vested	230,669	$ 17	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	10	1
Unvested outstanding	6	10	2
Vested outstanding	5	10	0
Granted During Period	6	9	3
Exercised During Period			
Cancelled During Period	6	9	0
Repurchased During Period			
Ending Outstanding	5	9	1
Ending Vested	5	9	0
Ending Unvested	6	9	3

Unvested Stock Units

The activity of Unvested Stock Units outstanding under the Plan are as follows:

2023							
Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278
Granted During Period	97,125	$ 1.65	$ 160,326	$ 1.83	$ 177,739	$ 0.06	$ 5,827
Vested During Period	(24,186)	$ 5.74	$ (138,736)	$ 21.43	$ (518,277)	$ -	$ -
Forfeited During Period	(1,500)	$ 22.68	$ (34,027)	$ 0.33	$ (495)	$ 1.56	$ (2,340)
Early Exercised During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Repurchased Unvested During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Ending Unvested	134,024	$ 3.10	$ 415,273	$ 7.14	$ 956,495	$ -	$ -

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	9	3
Granted During Period	-	10	1
Vested During Period	5	2	8
Forfeited During Period	5	8	2
Early Exercised During Period	-	-	-
Repurchased Unvested During Period	-	-	-
Ending Unvested	-	8	2

Note 9. Stock-Base Compensation (cont.):

Unvested Stock Units (cont.)

2022

Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	168,168	$ 8.01	$ 1,346,259	$ 10.02	$ 1,684,425	$ 12.98	$ 2,183,439
Granted During Period	37,000	0.05	1,850	$ 23.00	851,000	-	-
Vested During Period	(53,583)	4.99	(267,369)	$ 9.65	(517,092)	8	(424,760)
Forfeited During Period	(89,000)	7.72	(687,080)	$ 7.72	(686,800)	15	(541,400)
Early Exercised During Period	-	-	-	-	-	-	-
Repurchased Unvested During Period	-	-	-	-	-	-	-
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	10	2
Granted During Period	6	9	3
Vested During Period	6	9	1
Forfeited During Period	6	9	0
Early Exercised During Period			
Repurchased Unvested During Period			
Ending Unvested	6	9	3

Note 10. Operating Lease:

In May 2021, the Company signed an operating lease agreement that commenced May 5, 2021 and is for a term of thirty-nine (39) months. Per the lease agreement provisions, the Company received three months' rent abatement following the commencement date. The agreement was subsequently amended to include additional space and the monthly base rent, was $16,976, plus sales tax, with incremental 3% increases each twelve months thereafter. The lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common aera maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease cost under this agreement for the years ended December 31, 2023 and 2022 was $214,469 and 212,411, respectively.

Amounts reported in the balance sheet as of December 31, 2023 and 2022 were as follows:

	2023	2022
Operaqting lease ROU Asset	$126,961	$ 191,211
Operating lease liability	$133,440	$ 201,002

Note 10. <u>Operating Lease (cont.):</u>

The maturity analysis of this non-cancelable operating lease agreement as of December 31, 2023 and 2022 are as follows:

	2023	2022
2023	$ -	$ 127,856
2024	134,260	76,283
	134,260	204,139
	(824)	(3,137)
	$ 133,436	$ 201,002

Note 11. <u>Contingencies:</u>

The Company is presently in the discovery phase of a litigation claim whereby the defendant seeks $100,000 in damage for wrongful termination. Based on the information currently available, management believes it is more probable than not that the Company will prevail in its defense. As the potential impact is not expected to have a material adverse effect on the Company's financial position or results of operations or cash flow, no contingent liability has been recorded in these financial statements.

Note 12. <u>Concentration of Credit Risk:</u>

The Company maintains cash balances in two financial institutions located in Florida. The Federal Deposit Insurance Corporation ("FDIC") provides full insurance coverage for deposit balances up to $250,000 per customer at each financial institution. Additionally, the Security Investor Protection Corporation (SPIC) provides insurance coverage for up to $500,000 per customer account, with a $250,000 limit specifically for cash. On December 31, 2023 and 2022, the Company had $975,368 and $3,323,282 in uninsured cash balances, respectively.

For 2023 and 2022, sixty-nine percent (69%) and one-hundred percent (100%) of the Company's earned revenue, respectively, came from a single distributor providing the online delivery subscription system for the Company's VAIL VR gaming program.   However, in November 2023, the Company began generating revenue from a second distributor Meta Platforms Technologies, LLC (formerly Facebook Technologies, LLC), which accounted for sixty-eight percent (68%) of the revenue over the two-month period.

Note 11. <u>Subsequent Events:</u>

The Company has evaluated subsequent events occurring after the balance sheet date up to July 31, 2024, the date of the financial report. The following events have been identified and analyzed for appropriate accounting treatment:

Note 13. <u>Subsequent Events (cont.)</u>:

- In January and March 2024, the Company issued an additional six unsecured 4% per annuum convertible notes with combined face value of $1,000,000. These notes, issued under the Convertible Note Purchase Agreement, dated March 17, 2022, will mature July 10, 2026 as per the amendment agreement signed on July 10, 2024.

- In February 2024, following negotiation with the lessor, the Company relinquished a portion of the space under its operating lease agreement. This agreement was subsequently terminated in full two months before its expiration.

- In February 2024, the Company completed developing version 1.0 of Vail VR, an interactive entertainment software that enables cross-platform support. It was released for use on February 15, 2024.

- On May 15, 2024, the Company issued an additional 15,000 in stock options to employees and consultants. The options have an exercise price of $1.89.

- On July 10, 2024, the Company signed an amendment to the Convertible Note Purchase Agreement. This amendment modified the terms of the original Convertible Note Purchase Agreement, dated March 17, 2022, between the Company and the Investor. The new maturity date for all issued convertible notes will be July 10, 2026.

AEXLAB, INC.
SCHEDULE I - GENERAL AND ADMINISTRATIVE EXPENSES
For the Years Ended December 31,

	2023	2022
General and administrative expenses:		
Automobile expense	$ 268	$ 384
Bank service charges	5,395	7,002
Business licenses and taxes	28,596	18,766
Computer and internet expense	200,367	138,454
Depreciation and amortization	1,827,033	310,511
Digital content distribution	70,260	55,475
Dues and subscription	266,026	155,282
Employee benefits	77,963	70,445
Insurance	9,527	13,635
Meals and entertainment	120,219	153,305
Office expense	98,988	109,561
Operating lease expense	229,061	276,069
Payroll cost	893,379	1,238,992
Professional fees	305,885	361,133
Recuriting	3,650	9,050
Repairs and maintenance	1,428	3,392
Travel	138,786	118,768
Utilities	7,872	6,632
	$ 4,284,703	$ 3,046,856

CERTIFICATION

I, Jonathan Ovadia, Principal Executive Officer of AEXLAB INC., hereby certify that the financial statements of AEXLAB INC. included in this Report are true and complete in all material respects.

Jonathan Ovadia

CEO